Contact

www.linkedin.com/in/greg-mcadoo-bb912 (LinkedIn)
www.sequoiacap.com/ (Company)
www.sequoiacap.com/us/greg-mcadoo (Personal)

Greg McAdoo

General Partner at Bolt. Funding entrepreneurs from the very beginning.
United States

Summary

As a general partner at Bolt I am looking for exceptional founders committed to building great businesses. I am a former engineer, founder and CEO who is intimately familiar with what it takes to go from a business concept to an IPO. As an investor I am here to help founders realize their vision with capital, expertise and my network. Throughout my career I have been fortunate to impact ventures like AirBnB, Y-Combinator and Isilon from concept stage to successful outcomes.

Experience

Bolt
General Partner
May 2017 - Present (8 years 3 months)
San Francisco Bay Area

Concept stage venture firm. If you have the courage to start a company, we have the conviction to be the first investors.

Smithsonian Institution, National Air and Space Museum
Board member
2013 - Present (12 years)
San Francisco Bay Area

Airbnb
Board Member
January 2009 - August 2013 (4 years 8 months)
San Francisco Bay Area

Y Combinator
Investor in YCombinator
September 2006 - August 2013 (7 years)
San Francisco Bay Area

Sequoia Capital
Partner
2000 - 2013 (13 years)
Menlo Park, California

Isilon Systems
Board Member
2002 - 2010 (8 years)
San Francisco Bay Area

Cisco
General Manager
1999 - 2000 (1 year)
San Francisco Bay Area

Education

Stevens Institute of Technology
Bachelor of Engineering - BE